UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On July 3, 2025, RedCloud Holdings plc (the “Company”) entered into a securities purchase agreement with certain institutional and accredited investors, including the Company’s largest current shareholder and a director (the “Purchasers”) to purchase its ordinary shares, par value £0.002 per ordinary share (the “Ordinary Shares”), and accompanying warrants (the “Warrants”) at a combined purchase price of $1.50 per Ordinary Share and accompanying Warrants (the “Private Placement”). The Company received aggregate gross proceeds of $13.5 million before deducting placement agent fees and other private placement expenses.

The Company’s largest current shareholder and director that participated in the Private Placement have deferred receipt of accompanying Warrants to purchase an aggregate of 5,294,141 Ordinary Shares until the Company has received shareholder approval for the issuance of the underlying Ordinary Shares issuable upon exercise of the deferred Warrants, resulting in the immediate issuance of Warrants to purchase 12,705,859 Ordinary Shares at closing.

In connection with the Private Placement, the Company entered into a Placement Agency Agreement, dated July 3, 2025 (the “Placement Agency Agreement”) with Roth Capital Partners, LLC (“Roth”) pursuant to which Roth acted as the exclusive placement agent for the Private Placement.

The Company also entered into a Registration Rights Agreement, dated July 3, 2025 (the “Registration Rights Agreement”) with each of the Purchasers pursuant to which the Company has agreed to file a registration statement to register the Ordinary Shares and accompanying Warrants purchased in the Private Placement.

The foregoing descriptions of the Warrant, Securities Purchase Agreement, Placement Agency Agreement and Registration Rights Agreement are qualified in their entirety by reference to the full text of the Form of Warrant, Form of Securities Purchase Agreement, Form Placement Agency Agreement, and Form of Registration Rights Agreement, copies of which are attached as Exhibit 4.1, Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3 hereto and incorporated herein by reference.

Other Events.

On July 3, 2025, the Company issued a press release announcing the pricing of the Private Placement, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
4.1	Form of Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Placement Agency Agreement by and between the Company and Roth Capital Partners, LLC
10.3	Form of Registration Rights Agreement
99.1	Press Release, dated July 3, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: July 9, 2025

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